UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

December 21, 2023

We hereby inform as a Relevant Information Communication that today, our subsidiary Cumbra Perú S.A. and Mancoraland S.A.C. have signed a construction contract called “Marina Coast Nautical Real Estate Project, in Punta Sal, Tumbes”.

The purpose of the contract is the construction of the nautical and real estate project called “Marina Coast Homebeach Club Peru” (hereinafter, “Project”), which will occupy 62 hectares and includes various facilities such as a breakwater, jetties, inland marina to store mega yachts and various types of boats, a marina, maintenance areas for boats, a yacht club, apartments, lots, a lagoon for water skiing, sports, and recreational areas, as well as the execution of urban development to accommodate multi-family housing buildings.

The contract is for approximately USD 95 million (excluding VAT) and will be executed in two phases, subject to compliance with certain agreed conditions, with an execution period of 25 months.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance

Date:	December 21, 2023

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